UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario del Pacifico Reports in February 2025 a Passenger Traffic Increase of 1.6% Compared to 2024

GUADALAJARA, Mexico, March 04, 2025 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces preliminary terminal passenger traffic figures for February 2025, compared with February 2024.

For February 2025, the total number of terminal passengers at GAP’s 12 Mexican airports increased by 2.6%, compared to February 2024. Guadalajara and Tijuana airports presented an increase in passenger traffic of 5.8% and 2.7%, while Los Cabos and Puerto Vallarta airports presented a decrease of 3.8% and 1.8%, respectively, compared to February 2024. On the other hand, Montego Bay presented a decrease in passenger traffic of 9.6%, compared to February 2024.

Domestic Terminal Passengers (in thousands):

Airport	Feb-24	Feb-25	% Change	Jan - Feb 24	Jan - Feb 25	% Change
Guadalajara	837.2	926.2	10.6%	1,748.9	1,932.4	10.5%
Tijuana*	619.3	631.3	1.9%	1,298.1	1,333.4	2.7%
Puerto Vallarta	168.5	192.6	14.3%	369.6	422.1	14.2%
Los Cabos	196.9	197.8	0.5%	418.2	430.1	2.8%
Montego Bay	0.0	0.0	N/A	0.0	0.0	N/A
Guanajuato	149.3	158.4	6.1%	323.3	335.2	3.7%
Hermosillo	145.1	150.6	3.8%	297.3	319.9	7.6%
Kingston	0.1	0.0	(54.3%)	0.2	0.1	(65.1%)
Morelia	42.9	57.3	33.7%	99.1	122.5	23.7%
Mexicali	86.0	88.8	3.2%	196.8	189.0	(4.0%)
La Paz	84.0	85.4	1.7%	172.5	182.1	5.6%
Aguascalientes	44.6	46.2	3.6%	91.4	98.2	7.4%
Los Mochis	39.8	51.6	29.6%	83.8	108.6	29.6%
Manzanillo	11.6	10.9	(6.3%)	23.5	22.8	(3.0%)
Total	2,425.2	2,597.1	7.1%	5,122.7	5,496.2	7.3%

International Terminal Passengers (in thousands):

Airport	Feb-24	Feb-25	% Change	Jan - Feb 24	Jan - Feb 25	% Change
Guadalajara	445.2	430.1	(3.4%)	995.6	1,030.9	3.5%
Tijuana*	278.4	290.1	4.2%	628.0	670.1	6.7%
Puerto Vallarta	493.6	457.3	(7.3%)	992.4	941.2	(5.2%)
Los Cabos	435.7	410.5	(5.8%)	869.3	837.2	(3.7%)
Montego Bay	442.6	400.3	(9.6%)	934.5	856.5	(8.4%)
Guanajuato	72.9	72.4	(0.6%)	162.4	179.9	10.7%
Hermosillo	7.3	5.9	(19.4%)	16.3	14.4	(11.7%)
Kingston	113.8	121.9	7.1%	262.1	288.9	10.2%
Morelia	49.4	51.3	3.8%	105.2	119.1	13.2%
Mexicali	0.5	0.7	39.0%	1.0	1.2	15.2%
La Paz	1.0	2.8	177.9%	1.9	5.5	186.0%
Aguascalientes	20.8	21.2	1.6%	47.3	50.3	6.4%
Los Mochis	0.6	0.5	(10.5%)	1.3	1.3	(3.6%)
Manzanillo	13.6	13.5	(0.8%)	26.5	29.1	10.0%
Total	2,375.3	2,278.4	(4.1%)	5,043.9	5,025.4	(0.4%)

Total Terminal Passengers (in thousands):

Airport	Feb-24	Feb-25	% Change	Jan - Feb 24	Jan - Feb 25	% Change
Guadalajara	1,282.4	1,356.2	5.8%	2,744.5	2,963.3	8.0%
Tijuana*	897.6	921.4	2.7%	1,926.1	2,003.5	4.0%
Puerto Vallarta	662.1	649.9	(1.8%)	1,362.0	1,363.3	0.1%
Los Cabos	632.5	608.3	(3.8%)	1,287.5	1,267.2	(1.6%)
Montego Bay	442.6	400.3	(9.6%)	934.5	856.5	(8.4%)
Guanajuato	222.2	230.8	3.9%	485.8	515.0	6.0%
Hermosillo	152.4	156.5	2.7%	313.6	334.3	6.6%
Kingston	113.9	121.9	7.0%	262.3	288.9	10.1%
Morelia	92.3	108.6	17.7%	204.3	241.7	18.3%
Mexicali	86.5	89.5	3.4%	197.9	190.2	(3.9%)
La Paz	85.0	88.2	3.8%	174.4	187.5	7.5%
Aguascalientes	65.5	67.4	3.0%	138.7	148.4	7.1%
Los Mochis	40.4	52.1	29.0%	85.1	109.9	29.0%
Manzanillo	25.2	24.4	(3.4%)	50.0	51.9	3.9%
Total	4,800.5	4,875.5	1.6%	10,166.6	10,521.6	3.5%

*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX users (in thousands):

Airport	Feb-24	Feb-25	% Change	Jan - Feb 24	Jan - Feb 25	% Change
Tijuana	275.3	285.9	3.8%	622.8	659.1	5.8%

Highlights for the month:

  Seats and load factors: The seats available during February 2025 increased by 2.8%, compared to February 2024. The load factors for the month went from 82.1% in February 2024 to 81.2% in February 2025.
  New routes:
    Montego Bay - Raleigh-Durham: Avelo

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali, and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the Norman Manley International Airport operation in Kingston, Jamaica, and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations, and the factors or trends affecting financial condition, liquidity, or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends, or results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 800 04 ETICA (38422) or WhatsApp +52 55 6538 5504. The website is www.lineadedenunciagap.com or by email at denuncia@lineadedenunciagap.com. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Alejandra Soto, Investor Relations and Social Responsibility Officer	asoto@aeropuertosgap.com.mx

Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx/+52 33 3880 1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: March 4, 2025	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer